SUPERCOM TO acquire Cyber Security Company prevision Ltd.

Herzliya, Israel & New York, NY, January 6, 2015 – SuperCom (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for e-Government, Public Safety and Mobile Payments announced today its intent to acquire Prevision Ltd. (Prevision) as part of its strategy to offer complimentary security products and solutions to its growing customer base.

Prevision is an international provider of cutting edge Cyber Security services and solutions based on leading methodologies and best practices in Information Security and Cyber Doctrine. Prevision specializes in protecting strategic assets for governments, militaries and large enterprises in various domains including Critical Infrastructure, Finance and Telecom, with an extensive customer portfolio in Israel, South America, Europe and Asia. The company is based in Herzliya, Israel. For more information on Prevision, please visit the Prevision’s website at www.prevision.co.il.

The deal is expected to contain an upfront cash payment and a potential earn out payments over five years, with the total aggregate payment capped at $2.5 million. SuperCom expects to use its current working capital to finance the deal. The closing of the proposed acquisition is expected within 60 days pending successful due diligence and signing of definitive agreements

Arie Trabelsi, CEO of SuperCom commented, “With growing security needs for nations around the world, governments are increasingly looking for reliable partners to help them navigate this rapidly changing environment. Our breadth of experience providing National Security solutions has positioned us very well as a trusted partner for a wide spectrum of demand in government security. With the addition of Prevision’s capabilities, we would be able to offer complimentary Cyber Security solutions as part of our broad security solution. Additionally, we would be able to leverage Prevision’s expertise to enhance security on our other existing product platforms in the M2M and Mobile Payment spaces.”

“While we are still going through the final due diligence process, as previously stated we focus on synergistic and accretive acquisitions for SuperCom and its shareholders. Prevision is profitable and shares a similar margin profile to SuperCom, and its acquisition is expected to be very accretive,” continued Mr. Trabelsi.

“We are very excited to join the SuperCom family and leverage its global presence, product platform, and relationships to provide top-notch cyber security capabilities to governments and corporations around the world,” commented Guy Karsenti, CEO and Founder of Prevision. “This juncture provides the opportunity to transform our extensive knowledge and experience into products and solutions that should be scalable to meet global demand, including the existing SuperCom customer base.”

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers an all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

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SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Matthew Selinger MZ Group Tel: 1 949 298 4319 mselinger@mzgroup.us	Company Contact: Ordan Trabelsi, President North America Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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